SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 05 December 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------










December 5, 2007

                 BP ENTERS CANADIAN OIL SANDS WITH HUSKY ENERGY

        Major upgrade planned at US refinery for Canadian oil processing


BP announced today that it is moving into the Canadian oil sands by acquiring a half-share in the Sunrise field in Alberta, operated by Husky Energy. At the same time Husky will acquire a half share in BP's Toledo oil refinery in Ohio, US, between them forming an integrated North American oil sands business. Two independent 50/50 joint ventures will be formed from the equally valued assets to own and develop the businesses.

"Toledo and Sunrise are excellent assets. BP's move into oil sands is an opportunity to build a strategic, material position and the huge potential of Sunrise is the ideal entry point for BP into Canadian oil sands," said Tony Hayward, BP's group chief executive. "In addition this deal will help guarantee a supply of advanced transportation fuels to major North American markets from Toledo which is a flexible and advantaged site."

The Sunrise oil sands field is expected to be sanctioned in 2008 with first production of bitumen in 2012, building to 200,000 barrels of oil a day (bpd) by the end of the next decade with a 40 year production plateau. Sunrise, located in the Athabasca oil sands in northeast Alberta will be developed using steam assisted gravity drainage (SAGD), a tested technology which heats the bitumen within the reservoir, allowing it to flow to the surface. The bitumen will be piped to Hardisty, Alberta, from where it will be transported via existing pipeline networks for refining. Sunrise will be operated by Husky as a Canadian oil sands partnership, based in Calgary.

Toledo Refinery's crude distillation capacity is currently 155,000 bpd of which 60,000 bpd capacity is currently heavy oil. The refinery is located in one of the largest energy consumption regions of the US and, subject to necessary approvals and permits, will be expanded to process approximately 170,000 bpd of heavy oil and bitumen by 2015. It will be operated by BP as a US refining LLC.

"This transaction completes Husky's Sunrise Oil Sands total integration with respect to upstream and downstream solutions," said Mr. John C.S. Lau, President & Chief Executive Officer of Husky Energy Inc. "Husky is extremely pleased to be partnering with BP, a world class global E&P and Refining company."

"The upstream and downstream joint ventures announced today will be investing billions of dollars to expand North American energy supply and enhance North American energy security," said Bob Malone, chairman and president of BP America. "The result will be the development of a major new Canadian oil field and the modernization and expansion of the Toledo refinery to allow far greater use of Canadian heavy oil and to increase clean fuels production by as much as 600,000 gallons a day."

Full regulatory approval of the proposed deal and final commercial agreements are expected to be completed in 1Q 2008, with a partnership effective date of January 1, 2008.

BP has been advised by BMO Capital Markets.

Note to editors

- The Sunrise field in the north of Athabasca, NE Alberta, will be developed in three phases based on SAGD. The field has been fully delineated by the drilling of 650 appraisal wells. Front end engineering is well advanced on Sunrise with completion expected in early 2008. Joint investment up to 2012 is estimated at around US$3bn. Site preparation work, including clearing of the various development areas and the rough grading of the central plant site, field facility roads and well pads, is ongoing. The partnership will be responsible for sourcing fuel gas and diluents for Sunrise; and delivering product to a market transfer point at Hardisty where each party will take their respective production share.

- SAGD is a thermal in-situ recovery process using pairs of horizontal wells. A horizontal production well is located near the bottom of the reservoir and steam is injected into a second horizontal well placed above it, heating the bitumen and enabling it to flow. The bitumen and condensed steam, under the influence of gravity, drain to the lower horizontal well and are produced through the wellbore to the surface.

- Around 175 billion barrels of Alberta's oil sands are currently thought to be commercially recoverable. These resources are split between oil sands which require mining methods (about 25% of resource), and oil sands which can be developed using adaptations of conventional oilfield technologies (about 75% of resource).

- Toledo Refinery is located in the city of Oregon in northwest Ohio. It is well positioned to receive Canadian crudes for refining and supply into the US mid-west and the neighbouring Canadian markets. It is a heavy sour coking refinery and is highly flexible (Nelson complexity index of 11.6), one of the few complex refineries outside the Gulf Coast region and California. It can take heavy and medium sour crudes and upgrade them to advanced, cleaner transport and heating fuels such as low sulphur gasoline, ultra low sulphur diesel, aviation fuels, propane, kerosene and asphalt. It produces daily 3.8 million US gallons of gasoline, 1.1m gals of diesel, 756,000 gals of jet fuels, about 0.5% of US total refining capacity. The value of Toledo on the books of BP Products North America Inc. as at 30 September 2007 was US$494m.

- Joint investment of around US$2.5bn is expected up to 2015 to sustain and reposition the refinery to process increased amounts of heavy crude oil and bitumen.

- BP will initially market 100 percent of the refinery products until commencement of Sunrise deliveries, when Husky will have the right to market its share of the refinery products.

- BP operates five wholly-owned refineries in the US, located in Ohio, Indiana, Texas, Washington and California.

- BP is one of the world's largest oil and gas companies, serving millions of customers every day in more than 100 countries across six continents. BP's business activities are in exploration and production; refining and marketing; and its low-carbon BP Alternative Energy division. Through these businesses, BP provides fuel for transportation, energy for heat and light, retail services, and petrochemicals products. www.bp.com

- Husky Energy Inc. is a fully integrated energy company that participates in upstream, midstream and refined products business areas. The Husky Energy group of companies produce crude oil, natural gas, synthetic crude oil and a range of derivative products, for North American and international markets. Husky Oil Operations Limited (Husky), one of the Husky Energy group of companies, has a 100 percent interest in oil sands leases east of Kearl Lake, about 60 kilometres northeast of Fort McMurray. www.huskyenergy.ca


Further media information:

Out of hours

BP, London +44 (0)207 496 4076 +44 (0)207 496 5129.
BP, Calgary +1 (403) 233 1033
BP, Toledo +1 (419) 698-6475
BP, Chicago +1 630-821-3212 +1 630-640-4231
Husky Energy, Calgary +1 (403) 298 6747


                                   - ENDS -



                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 05 December 2007                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary